Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. Mark E. Reese
Senior Vice President and Chief Financial Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Reese:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filings.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Loss and Settlement Reserves, page 13

1.   Your discussion of the prior period development movements does not appear to
        address the underlying reasons in all cases for the prior period reserve
        developments. Identifying the major lines of business and, in some cases, the

accident years does not appear to be sufficiently informative. Please revise your disclosure in all periods presented to discuss the underlying reasons for the adverse or favorable prior period reserve development. In this regard, at a minimum, please clarify for each material portion of your prior period reserve development whether experienced or anticipated claims frequency, severity or combination of both has changed from prior estimates. In addition, please ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk, page 89

2.   You provided a sensitivity analysis that assumed hypothetical increases and decreases of one percent point for all of your fixed maturity portfolio. However, credit spreads on fixed income investments do not increase or decrease by the same amounts. Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page 120.

3.   Please revise your tabular disclosures on page 90 to present the amounts of the securities in your investment portfolio that are guaranteed by third parties, if any, along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Disclose any concentration of credit risk.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

10. Income Taxes, page 125

4.   It appears that your "other, net" category in your income tax rate reconciliation represents approximately 23% of your expected income tax benefit in 2008. Please revise your disclosure to present each reconciling item in excess of 5% of your expected income tax expense (benefit) for each period presented as required by Rule 4-08(h)(2) of Regulation S-X. Otherwise, please represent to us that no individual items exceed the required 5% threshold.

13. Stock Plans, page 132

5.   You disclose the existence of various stock-based compensation plans. On page 28, you disclose that you have no employees as your business activities are conducted by the employees of Employers Mutual. Please explain to us why it is appropriate to account for the option grants under this plan as employee compensation under SFAS 123R in your separate company financial statements. Please reference for us the authoritative literature you rely upon to support your position.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant